JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: (216) 586-3939 • FACSIMILE: (216) 579-0212
Direct Number: (216) 586-7103
mjsolecki@jonesday.com
July 28, 2010
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Lucas

Re:	Molycorp, Inc. Registration Statement on Form S-1 (Registration No. 333-166129)
Dear Mr. Lucas:
     Pursuant to our discussion, we are transmitting on behalf of Molycorp, Inc., a Delaware corporation (the “Company”), proposed revisions to the Company’s preliminary prospectus, dated as of July 13, 2010, that the Company would include in its final prospectus filed pursuant to Rule 424 under the Securities Act of 1933 to provide certain information contained in the Company’s free writing prospectus filed with the SEC on July 13, 2010. The Company undertakes to provide such revised disclosure in its final prospectus filed pursuant to Rule 424.
     Please contact the undersigned at (216) 586-7103 if you have any comments or questions concerning the Amendment.

Sincerely,
/s/ Michael J. Solecki

cc:	Mark A. Smith
John F. Ashburn, Jr., Esq.
Christopher M. Kelly, Esq.
Michael Kaplan, Esq.
Suying Li
Chris White
Ken Schuler
Laura Nicholson
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(1) As of June 15, 2010, prices for certain rare earth products had increased from those used by SRK Consulting in its engineering study. According to SRK Consulting, using the June 15, 2010 prices set forth in the following table, which are based on information from Metal Pages and alloy pricing formulas, instead of those used in SRK Consulting’s original model and an after tax project internal rate of return of 43% would increase after tax net present value (8% discount) to $2.02 billion: June 15, 2010 Price Product (US$/kg) Lanthanum Oxide $8.4 Cerium Oxide (Glass Products) 6.5 Cerium — Water Filters — Cerium Hexahydrate — Europium Oxide 515 Lanthanum Metal 12.8 Neodymium/Praseodymium Metal 42 Nd-Iron-Boron Alloy 42.9 Samarium Cobalt Alloy 53.1 The engineering study, as prepared by SRK Consulting, includes all mine-level capital and operational costs, but does not include corporate, selling, general and administrative expenses which we estimate to be an additional $5 million to $10 million per year. Customers We are working to establish stable revenue streams for the rare earth minerals and products we produce at the Mountain Pass facility. Upon reaching full planned production rates for REOs and other planned downstream products at the Mountain Pass facility, we expect to produce 19,050 mt of REO per year. As of June 1, 2010, we had 19 non-binding letters of intent to sell our rare earth products, representing approximately 138% of our anticipated production for 2013, and our non-binding letter of intent with Neo Material also contemplates the sale of certain rare earth products. Over the next two years, we intend to enter into short- and long-term sales contracts with existing and new customers. The letter of intent with Neo Material also contemplates the possibility of Neo Material acting as our non-exclusive sales agent and providing sales, marketing, warehousing and distribution services for some of our products. For certain REEs where the market demand is high, such as europium, we do not expect to enter into letters of intent or contracts, given that these REEs can be easily sold. None of our existing customer relationships are from contracts we assumed from Chevron Mining Inc. There is a limited market for our lanthanum and our two largest customers, Albemarle Corporation and W.R. Grace & Co.-Conn. Davison Direct Materials, comprised 82% (55% of the total corresponds to Albemarle Corporation and 27% of the total corresponds to W.R. Grace & Co.-Conn. Davison Direct Materials) and 72% (57% of the total corresponds to Albemarle Corporation and 15% of the total corresponds to W.R. Grace & Co.-Conn. Davison Direct Materials) of our total product revenue for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Additionally, we have developed XSORBX», a patented, proprietary product, and process, primarily consisting of cerium, to remove arsenic and other heavy metals from industrial processing streams that will allow our customers to more safely sequester arsenic and increase their production of metal products. We are in discussions with multiple large, globally diversified mining companies for the sale of XSORBX». We anticipate that the location of the Mountain Pass facility, just off the Interstate 15 and along the train route leading to the Los Angeles port, will be an advantage in the transportation and delivery of our rare earth products to our customers as compared to other rare earth mining and development projects. Suppliers We use significant amounts of hydrochloric acid and sodium hydroxide as reagents to process REOs. We ultimately intend to produce and recycle our own hydrochloric acid and sodium hydroxide at the Mountain Pass facility, however, the technology we are developing to internally produce these reagents to significantly 76